Exhibit 99.1

Aegean Marine Petroleum Network Inc.
Announces Fourth Quarter 2017 Financial Results

Reiterates Financial and Operational Benefits of HEC Transaction

New York, NY, March 7, 2018 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) ("Aegean" or the "Company") today announced financial and operating results for the fourth quarter ended December 31, 2017.

Fourth Quarter Financial Overview

•	Recorded sales volumes of 3,511,023 metric tons.
•	Recorded gross profit of $59.8 million.
•	Recorded operating loss of $16.8 million.
•	Recorded net loss attributable to Aegean shareholders of $28.6 million or $0.70 basic and diluted losses per share (adjusted net loss was $19.6 million or $0.48 basic and diluted losses per share).
•	Recorded negative EBITDA of $8.8 million (adjusted negative EBITDA of $1.4 million).
•	Reduced quarterly dividend payment to $0.01 per share.

Management Commentary

Jonathan McIlroy, Aegean's President commented, "We continue to operate in a highly competitive market that remains under significant pressure, which is reflected in our fourth quarter 2017 and full year results. During this period, we have focused on the consistent implementation of our optimization strategy, while simultaneously pursuing new business opportunities to create value and position Aegean for long-term success.

"With uncertainty expected to persist, our board of directors and management took steps to enhance our expense and asset optimization efforts while also enabling Aegean to return to profitable and sustainable growth. The Board unanimously determined that the acquisition of all the outstanding share capital of H.E.C. Europe Limited ("HEC"), a complementary business with high margins, creates a global "one-stop-shop" for the shipping industry through integrating bunkering and ship waste management. The Board has determined that this transaction is in the best interest of Aegean shareholders and we are confident that with HEC, we can achieve growth significantly greater than what either company could achieve on a standalone basis."

Aegean's Q4 2017 loss of $28.6 million includes roughly $15.3 million of non-recurring expense items including $11.0 million of non-cash charges. In addition, the Company experienced approximately $12 million of hedging losses during the fourth quarter as a result of the Company's first in, first out (FIFO) reporting method of inventory cost. This loss was recovered in January 2018 when inventory was sold at market prices, and the hedges were closed. Adjusting for all these non-recurring items, our net loss would have been $1.3 million.  At the end of December 2017, the Company's cash position was $71.1 million and its net debt was $52.1 million.

In the fourth quarter the Company announced its intention to cease operations as a physical supplier in Singapore. The Company delivered its last physical cargo in Singapore in January of 2018. In addition, Aegean has downsized operations in Fujairah and recalibrated its U.S. West Coast footprint while expanding in Germany, where the Company established a presence in Kiel. Aegean continues to seek new opportunities to replace volumes ceded by the group in both Singapore and Fujairah by seeking volume growth elsewhere in the network where margins are more sustainable. Key elements of this strategy are the anticipated expansion in volumes in the Amsterdam-Rotterdam-Antwerp region, Germany and Savannah on the East Coast of the US being good examples.

Through a combination of fleet and storage rationalization and G&A reduction, the Company also achieved and identified roughly $25 million of annual cost reductions and expects to reach $30 million in  cost reductions over time.

The Company has also sought to improve its contract base with significant customers, including renegotiating a few key contracts in core stations at higher margins in late 2017 for the entirety of the 2018 trading year, with some contracts extended into 2019.

Spyros Gianniotis, Aegean's Chief Financial Officer, stated, "Our decision to cease operations in Singapore and downsize operations in Fujairah in order to focus on higher return areas contributed to a 15.2% decrease in sales volume when compared to the prior quarter. Gross spread per metric ton improved by 6.2% from the prior quarter, which reflects our focus on repositioning our portfolio towards higher margin business. Despite recent progress in gross spread improvement, our results are still significantly below the $21.10 level of Q4 2016, indicating that market pressures have not abated. We continue to take steps to right size the business and our financial profile through cost reduction initiatives, and reduced net operating expenses excluding non-recurring items by $2.7 million year-on-year.

"While our recent results show the significant pressures on the markets in which we operate, we remain confident that we are taking the right steps to position Aegean for long-term growth. The acquisition of HEC diversifies the Company's revenue streams, opens up growth opportunities in the environmental services market and creates potential for synergies within our existing network. Once completed, we expect the addition of HEC to be immediately accretive to our operating and financial results and the combined company to accelerate growth moving forward. We will continue our focus on reducing cost, rationalizing and optimizing our presence in key operating hubs and on maximizing asset utilization in order to create value for Aegean shareholders."

Financial Results

•
Revenue – The Company reported total revenue of $1,365.2 million for the fourth quarter of 2017, an increase of 14.1% compared to the same period in 2016, primarily due to the increase in oil prices. Voyage and other revenues decreased to $16.7 million or by 18.9% compared to the same period in 2016.

•
Gross Profit – Gross Profit, which equals total revenue less directly attributable cost of revenue, decreased by 34.1% to $59.8 million in the fourth quarter of 2017 compared to $90.8 million in the same period in 2016.

•	Operating Expense – Operating expense for the quarter was $76.6 million for the fourth quarter of 2017, an increase of $10.2 million or 15.4% compared to the same period in prior year.

•
Operating Loss – Operating loss for the fourth quarter of 2017 adjusted for the sale of non-core assets, vessel impairment charge and the accelerated amortization of restricted shares was $9.3 million, a decrease of 138.1% compared to the same period in the prior year.

•
Net Loss – Net loss attributable to Aegean shareholders adjusted for the sale of non-core assets, vessel impairment charge and the accelerated amortization of restricted shares and deferred financing fees was $19.6 million, or $0.48 basic and diluted losses per share, a decrease of $35.6 million or 222.5% compared to the same period in 2016.

Operational Metrics

•	Sales Volume – For the three months ended December 31, 2017, the Company reported marine fuel sales volumes of 3,511,023 metric tons, a decrease of 11.2% compared to the same period in 2016.

•
Gross Spread Per Metric Ton of Marine Fuel Sold – For the three months ended December 31, 2017, the Company reported gross spread per metric ton of marine fuel sold on an aggregate basis of $15.5. Gross spread per metric ton of marine fuel sold in the prior year period was $21.1.

Liquidity and Capital Resources

•	Net cash used in operating activities was $120.3 million for the three months ended December 31, 2017, primarily due to the increase in oil prices.

•	Net cash used in investing activities was $9.0 million for the three months ended December 31, 2017, due to the purchase of Umnenga I, a floating storage facility which replaced Umnenga.

•	Net cash provided by financing activities was $124.6 million for the three months ended December 31, 2017.

•	As of December 31, 2017, the Company had cash and cash equivalents of $71.1 million. Non-cash working capital, or working capital excluding cash and debt, was $831.9 million.

•
As of December 31, 2017, the Company had $438.3 million of undrawn amounts under its working capital facilities and $71.1 million of unrestricted cash and cash equivalents to finance working capital requirements.

•
The weighted average basic and diluted shares outstanding for the three months ended December 31, 2017, was 39,199,061. The weighted average basic and diluted shares outstanding for the three months ended December 31, 2016 was 37,612,600.

Reduction of Dividend

The Company also announced that it is reducing its dividend, effective immediately to $0.01 per share. Aegean's board of directors will re-evaluate its dividend policy following the integration of the HEC transaction.

Yiannis Papanicolaou, Chairman of the Board of Directors of Aegean added, "After extensive consideration and in light of our challenging financial results in 2017, as well as our desire to conserve capital, the board of directors of Aegean has elected to reduce the payment of our quarterly dividend to $0.01 per share, down from $0.02 per share. "

Summary Consolidated Financial and Other Data (Unaudited)
	For the Three Months Ended December 31,		For the Twelve Months Ended December 31,
	2016	2017	2016	2017
	(in thousands of U.S. dollars, unless otherwise stated)
Income Statement Data:
Revenues - third parties	$1,191,392	$1,361,545	$4,055,557	$5,655,868
Revenues - related companies	4,783	3,700	20,662	18,419
Total revenues	1,196,175	1,365,245	4,076,219	5,674,287
Cost of revenues - third parties	1,090,618	1,285,606	3,658,681	5,296,270
Cost of revenues– related companies	14,760	19,796	64,054	87,710
Total cost of revenues	1,105,378	1,305,402	3,722,735	5,383,980
Gross profit	90,797	59,843	353,484	290,307
Operating expenses:
Selling and distribution	53,345	52,413	202,266	210,087
General and administrative	12,907	21,389	49,757	56,908
Amortization of intangible assets	170	170	1,070	676
Loss/(gain) on sale of vessels	-	-	6,312	(94)
Vessel impairment charge	-	2,648	-	2,648
Operating income	24,375	(16,777)	94,079	20,082
Net financing cost	(6,091)	(13,742)	(36,248)	(53,333)
Foreign exchange gains / (losses), net	260	(7)	(1,544)	1,172
Income tax (expense) / benefit	(2,547)	1,891	(4,358)	2,789
Net income/(loss)	15,997	(28,635)	51,929	(29,290)
Less (loss)/income attributable to non-controlling interest	(28)	(26)	58	17
Net income/(loss) attributable to AMPNI shareholders	$16,025	$(28,609)	$51,871	$(29,307)
Basic earnings/(losses) per share (U.S. dollars)	$0.41	$(0.70)	$1.11	$(0.76)
Diluted earnings/(losses) per share (U.S. dollars)	$0.41	$(0.70)	$1.11	$(0.76)

EBITDA(1)	$32,458	$(8,785)	$125,610	$52,519

Other Financial Data:
Gross spread on marine petroleum products(2)	$84,068	$54,922	$326,100	$265,157
Gross spread on lubricants(2)	792	442	3,671	2,527
Gross spread on marine fuel(2)	83,276	54,480	322,429	262,630
Gross spread per metric ton of marine fuel sold (U.S. dollars) (2)	21.1	15.5	19.5	15.8
Net cash used in operating activities	$(32,817)	$(120,255)	$(47,615)	$(183,410)
Net cash used in investing activities	(3,987)	(8,970)	(3,788)	(12,062)
Net cash provided by financing activities	73,091	124,586	5,763	172,885

Sales Volume Data (Metric Tons): (3)
Total sales volumes	3,954,700	3,511,023	16,519,079	16,575,404

Other Operating Data:
Number of owned bunkering tankers, end of period(4)	45.0	45.0	45.0	45.0
Average number of owned bunkering tankers(4)(5)	45.0	45.0	47.1	45.0
Special Purpose Vessels, end of period(6)	1.0	1.0	1.0	1.0
Number of operating storage facilities, end of period(7)	13.0	15.0	13.0	15.0

Summary Consolidated Financial and Other Data (Unaudited)

	As of December 31, 2016	As of December 31, 2017

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	93,836	71,079
Gross trade receivables	512,398	638,037
Allowance for doubtful accounts	(8,647)	(11,179)
Inventories	187,766	283,922
Current assets	909,252	1,081,093
Total assets	1,600,933	1,766,203
Trade payables	131,584	125,262
Total debt	817,631	1,007,896
Total liabilities	1,011,342	1,188,365
Total stockholder's equity	589,591	577,838

Working capital excluding cash and debt(8)	629,370	831,909

Notes:

1.
EBITDA represents net income/loss before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that recorded by other companies. Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization, vessel and investment impairments, gains/losses on vessel disposals and other non-recurring exceptional items.

Adjusted EBITDA per metric ton of marine fuel sold represents the net income/loss before interest, taxes, depreciation and amortization, vessel and investment impairments, gains/losses on vessel disposals and other non-recurring exceptional items the Company generates per metric ton of marine fuel sold. The Company calculates Adjusted EBITDA per metric ton of marine fuel sold by dividing the EBITDA by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants.
Adjusted net income/loss attributable to AMPNI shareholders represents the net income/loss before vessel and investment impairments, gains/losses on vessel disposals and other non-recurring exceptional items.
These non-GAAP measures are presented in this press release as the Company believes that it provides investors with a means of evaluating and understanding how Aegean's management evaluates operating performance. These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures do not have a standardized meaning, and are therefore unlikely to be comparable to similar measures presented by other companies.
The following table reconciles net income/(loss) attributable to AMPNI to EBITDA, Adjusted EBITDA and Adjusted EBITDA per metric ton of marine fuel sold for the periods presented:
	For the Three Months Ended December 31,		For the Twelve Months Ended December 31,
	2016	2017	2016	2017
	(in thousands of U.S. dollars, unless otherwise stated)
Net income/(loss) to AMPNI shareholders	16,025	(28,609)	51,871	(29,307)

Add: Net financing cost including amortization of financing costs	6,091	13,742	36,248	53,333
Add: Income tax expense/(benefit)	2,547	(1,891)	4,358	(2,789)
Add: Depreciation and amortization excluding amortization of financing costs	7,795	7,973	33,133	31,282

EBITDA	32,458	(8,785)	125,610	52,519

Add: Loss on sale of vessels	-	-	6,312	(94)
Add: Vessel impairment charge	-	2,648	-	2,648
Add: Accelerated Shares	-	4,786	3,230	4,786
Adjusted EBITDA	32,458	(1,351)	135,152	59,859

Sales volume of marine fuel (metric tons)	3,954,700	3,511,023	16,519,079	16,575,404
Adjusted EBITDA per metric ton of marine fuel sold (U.S. dollars)	8.21	(0.38)	8.18	3.61

The following table reconciles net income/(loss) attributable to AMPNI to Adjusted Net Income/Loss for the periods presented:
	For the Three Months Ended December 31,		For the Twelve Months Ended December 31,
	2016	2017	2016	2017
	(in thousands of U.S. dollars, unless otherwise stated)
Net income/(loss) to AMPNI shareholders	16,025	(28,609)	51,871	(29,307)

Add: Loss on sale of vessels	-	-	6,312	(94)
Add: Vessel impairment charge	-	2,648	-	2,648
Add: Accelerated Shares	-	4,786	3,230	4,786
Add: Accelerated amortization of deferred financing fees	-	1,533	-	1,533
Adjusted net income/(loss) to AMPNI shareholders	16,025	(19,642)	61,413	(20,434)

2.
Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants. Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil ("MFO") or marine gas oil ("MGO"). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. Gross spread on marine petroleum products, gross spread of MFO and gross spread on lubricants are not items recognized by U.S. GAAP and should not be considered as an alternative to gross profit or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of gross spread may not be the same as that used by other companies in the same or other industries. The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold and cargo transportation costs. For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company's related company, Aegean Oil S.A., cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the custom arrangements, in which the Company purchases cargos of marine fuel for its floating storage facilities. Transportation costs may be included in the purchase price of marine fuels from the supplier or may be incurred separately from a transportation provider. Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Three Months Ended December 31,		For the Twelve Months Ended December 31,
	2016	2017	2016	2017
	(in thousands of U.S. dollars, unless otherwise stated)
Sales of marine petroleum products	1,175,578	1,348,534	3,996,642	5,599,658
Less: Cost of marine petroleum products sold	(1,091,510)	(1,293,612)	(3,670,542)	(5,334,501)
Gross spread on marine petroleum products	84,068	54,922	326,100	265,157
Less: Gross spread on lubricants	(792)	(442)	(3,671)	(2,527)
Gross spread on marine fuel	83,276	54,480	322,429	262,630

Sales volume of marine fuel (metric tons)	3,954,700	3,511,023	16,519,079	16,575,404

Gross spread per metric ton of marine fuel sold (U.S. dollars)	21.1	15.5	19.5	15.8

3.
Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not include the sales volume of lubricants in the calculation of gross spread per metric ton of marine fuel sold.

4.	Bunkering fleet comprises both bunkering vessels and barges.

5.
Figure represents average bunkering fleet number for the relevant period, as measured by the sum of the number of days each bunkering tanker or barge was used as part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period. This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

6.	Special Purpose Vessels consists of the Orion, a 550 dwt tanker which is based in our Greek market.

7.
The Company owns three barges, the Mediterranean, Umnenga and Umnenga I, as floating storage facilities in Greece and South Africa. The Company also operates on-land storage facilities in Las Palmas, Fujairah, Tangiers, the U.S.A. and Hamburg.

The ownership of storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

8.
Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

9.
Net income as adjusted for non-cash items, such as depreciation, provision for doubtful accounts, share-based compensation, amortization, deferred income taxes, gain/loss on sale of vessels, impairment losses, unrealized loss/(gain) on derivatives and unrealized foreign exchange loss/(gain), net, is used to assist in evaluating our ability to make quarterly cash distributions. Net income as adjusted for non-cash items is not recognized by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States. The following table reflects the calculation of net income/(loss) as adjusted for non-cash items for the periods presented:

	For the Three Months Ended December 31,		For the Twelve Months Ended December 31,
	2016	2017	2016	2017
	(in thousands of U.S. dollars, unless otherwise stated)
Net income/(loss)	15,997	(28,635)	51,929	(29,290)
Add: Depreciation	6,001	6,004	24,941	23,762
Add: Provision for doubtful accounts	2,433	672	3,624	2,532
Add: Share based compensation	1,990	8,154	12,229	16,865
Add: Amortization	4,731	6,750	18,417	21,756
Add: Net deferred tax expense / (benefit)	2,108	(8,415)	1,437	(4,180)
Add: Unrealized loss / (gain) on derivatives	(4,007)	(632)	29,445	(5,248)
Add: Loss / (gain) on sale of vessels	-	-	6,312	(94)
Add: Vessel impairment charge	-	2,648	-	2,648
Add: Unrealized foreign exchange (gain)/loss	(809)	680	(678)	612
Net income/(loss) as adjusted for non-cash items	28,444	(12,774)	147,660	29,363

Fourth Quarter 2017 Dividend Announcement
On March 7, 2018, the Company's Board of Directors declared a fourth quarter 2017 dividend of $0.01 per share payable on or about April 4, 2018 to shareholders of record as of March 21, 2018. The dividend amount was determined in accordance with the Company's dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company's Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast Thursday, March 8, 2018 at 8:30 A.M. Eastern Time, to discuss its fourth quarter results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or (+44) (0) 1452 542 301 (Standard International Dial In). Please quote "Aegean."

A telephonic replay of the conference call will be available until Thursday, March 15, 2018. The United States replay number is 1 (866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 88442018#.

The webcast will also be archived on the Company's website: http://www.ampni.com.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in more than 30 markets and a team of professionals ready to serve our customers wherever they are around the globe. For additional information please visit: www.ampni.com

About HEC
HEC, through its affiliates, is an environmental company active in the treatment of maritime and offshore waste, using both chemical and mechanical technologies, in order to support vessel and terminal operators, as well as various governmental and regulatory bodies and port authorities. The vision of HEC is to create a dynamic global network (Global Green Ports) that will become one of the largest international reception facilities networks worldwide. HEC, through its affiliates, provides its services to some of the largest international shipping and oil and gas companies. HEC operates in a highly regulated and legislation driven market. Treatment of marine waste is mandatory with regulations applying to all vessels prohibiting the dumping of vessel-generated waste at sea. The waste treatment process takes place both in HEC's modern land-based facilities and in their floating facilities.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion or other changes in our business, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACTS:
Company
Aegean Marine Petroleum Network Inc.
Tel. +1-212-430-1098
Email: investor@ampni.com

Investor Relations / Media Advisor
Nicolas Bornozis / Daniela Guerrero
Capital Link, Inc.
Tel. +1-212-661-7566
Email: aegean@capitallink.com